UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number 001-41056

DEFI TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Suite 2400, 333 Bay Street,

Toronto, ON M5H 2T6 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 12, 2025	DEFI TECHNOLOGIES, INC.

	By:	/s/ Kenny Choi
Kenny Choi
Corporate Secretary

Exhibit Index

Exhibit	Description of Exhibit
99.1	Press Release dated May 12, 2025

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